VICTORY PORTFOLIOS IV

15935 La Cantera Parkway

San Antonio, TX 78256

December 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Matthew Williams

Re:	Victory Portfolios IV (the “Registrant”)
N-14: 333-283753

Dear Mr. Williams

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant requests the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement on Form N-14 filed on EDGAR on December 12, 2024 (Accession No. 0001683863-24-009074) (“Registration Statement”).

On December 17, 2024, the Registrant, through its counsel, was notified by the Commission’s staff that pages 208-282 of the Registration Statement were omitted. We understand that the inadvertent omission was due to a technical issue with the filing process.

No securities were sold in connection with the offering.

On December 18, 2024, the Registrant refiled the registration statement on Form N-14 to include the omitted pages. No other changes were made as compared to the Registration Statement.

The Registrant respectfully submits this application for withdrawal of the Registration Statement (Accession No. Accession No. 0001683863-24-009074) on Form N-14.

If you have any questions or comments regarding this filing, please call Jay G. Baris (212-839- 8600) or Matthew J. Kutner (212-839-8679).

Very truly yours,

/s/ Patricia McClain

Patricia McClain

Secretary